WellCare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, Florida  33634

September 15, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

WellCare Health Plans, Inc.
Application for Qualification of Indenture on Form T-3
(File No. 022-28949)

Ladies and Gentlemen:

WellCare Health Plans, Inc. (the “Registrant”) hereby requests that the effective date of the captioned filing be accelerated so that it may become effective at 11:00 am., Eastern Time, on Monday, September 19, 2011 or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

WELLCARE HEALTH PLANS, INC.

By:	/s/ Timothy S. Susanin
Name: Timothy S. Susanin
Title: Senior Vice President, General Counsel and Secretary

cc:	Jeffrey Riedler, Esq., Assistant Director Jennifer Riegel, Esq. Christine M. Pallares, Esq.